Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Acuity Brands, Inc. for the registration of common stock, preferred stock and depositary shares of Acuity Brands, Inc., debt securities of Acuity Brands Lighting, Inc. and guarantees of such debt securities by Acuity Brands, Inc. and ABL IP Holdings LLC and to the incorporation by reference therein of our reports dated October 26, 2023, with respect to the consolidated financial statements of Acuity Brands, Inc., and the effectiveness of internal control over financial reporting of Acuity Brands, Inc., included in its Annual Report (Form 10-K) for the year ended August 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

October 26, 2023